US SEC AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. __)*


Aerosonic Corporation
_________________________________________________
(Name of Issuer)

Common Stock
_________________________________________________
 (Title of Class of Securities)

008015-30-7
_________________________________________________
 (CUSIP Number)

March 7, 2013
_________________________________________________
 (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent mendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS.
OF ABOVE PERSONS (ENTITIES ONLY)


Martin Finan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)
(b)
3.	SEC USE ONLY


4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH	5.	SOLE VOTING POWER

374,501
	6.	SHARED VOTING POWER

1,790
	7.	SOLE DISPOSITIVE POWER

374,501
	8.	SHARED DISPOSITIVE POWER

1,790
	9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

376,291
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.36%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1(a).	Name of Issuer:

Aerosonic Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

1212 North Hercules Avenue
Clearwater, FL  33765

Item 2(a).	Name of Person Filing:

Martin Finan

Item 2(b).	Address of Principal Office or, if none, Residence:

103 S. Stough Street
Hinsdale, IL  60521

Item 2(c).	Citizenship or Place of Organization:

United States

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).  	CUSIP Number:

008015-30-7

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b)
or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)Insurance company as defined in Section 3(a)(19) of  the Act (15 U.S.C. 78c);

(d)Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C.
		80a-8);

(e)Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)Employee benefit plan or endowment fund in accordance with
Section 240.13d-1(b)(1)(ii)(F);

(g)Parent holding company or control person in accordance with
Section 240.13d-1(b)(1)(ii)(G);

(h)Savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);

(i)Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J) ;

(k)Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership. (as of September 20, 2011)

(a)	Amount beneficially owned: 376,291

(b)	Percent of class: 9.36%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 374,501

(ii)	Shared power to vote or to direct the vote:  1,790

(iii)	Sole power to dispose or to direct the disposition of: 374,501

(iv)	Shared power to dispose or to direct the disposition of:  1,790

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2011



By: /s/Martin Finan___________________________
       Name:   Martin Finan